Exhibit 99.5

POWER OF ATTORNEY

AGM AFFIMED N.V.

JUNE 26, 2024

(FOR LEGAL ENTITY)

[insert full name], a legal entity organized and existing under the laws of [insert country], with its seat in [insert name city], having its offices in [insert address] (the “Grantor”) herewith grants a power of attorney to (please check the box that is applicable):

☐	________________________________________ (possibility to include name of an authorized person)

☐	each of Michael Wolf and Susanne Spieler, both retained by the Company (as defined below)

(each a “Company Attorney”),

(the “Attorney”), to represent the Grantor, as shareholder of Affimed N.V., a limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands, with its corporate seat in Amsterdam, the Netherlands, with address at Gottlieb-Daimler Straße 2, 68165 Mannheim, Germany, registered with the Trade Register of the Chamber of Commerce under file number 60673389 (the “Company”) at the Annual General Meeting of Shareholders of the Company to be held on June 26, 2024, at 09:00 hrs. (CET), which meeting will be held at the offices of De Brauw Blackstone Westbroek N.V., Burgerweeshuispad 201, 1076 GR Amsterdam, the Netherlands (the “General Meeting”), and (i) to exercise in the name of the Grantor at the General Meeting any and all voting rights attached to the shares in the capital of the Company which were held by the Grantor at the record date of the General Meeting (May 29, 2024) and (ii) to vote all shares held at the record date in favor of the proposals as stated in the agenda for the General Meeting unless stated otherwise below:

Agenda item 3	Adoption of the Statutory Annual Accounts for the financial year 2023

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 4	Discharge of the managing directors for their management during the financial year 2023

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 5	Discharge of the supervisory directors for their supervision during the financial year 2023

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 6.a.	Reappointment of Dr. Andreas Harstrick as a managing director

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 6.b.	Reappointment of Dr. Wolfgang Fischer as a managing director

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 6.c.	Reappointment of Ms. Denise Michele Mueller as a managing director

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 8	Increase authorized share capital; Amendment of the articles of association

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 9a	Authorization of the Management Board to issue shares and/or grant rights to subscribe for shares

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 9b	Authorization of the Management Board to restrict and/or exclude pre-emptive rights in connection with agenda item 9a

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 10	Cancellation of shares

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 11	Appointment of the auditor for the financial year 2024

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Each Company Attorney, if authorized pursuant to this power of attorney, may grant a power of attorney to another person employed by the Company to perform, directly or indirectly, acts in Grantor’s name within the limits of this power of attorney. The other person shall (also) be an Attorney for the purposes of this power of attorney.

The Grantor undertakes to ratify or confirm anything which the Attorney shall do or lawfully purport to do by virtue of this instrument, and shall indemnify the Attorney and keep the Attorney indemnified against and shall reimburse the Attorney for any costs, losses, suits, claims, demands, obligations, liabilities and damages which he may suffer or incur arising out of the exercise of his powers pursuant to this instrument.

Finally, the undersigned hereby represents and warrants to have full power and authority to execute this instrument on behalf of the Grantor, and that pursuant to this instrument the Attorney can validly represent the Grantor.

This power of attorney shall be governed by the laws of the Netherlands.

- Signature page follows -

Signed in __________________________ on __________________________, 2024.

Please fax or email a copy to:

Affimed N.V.

Attn. Susanne Spieler

faxnumber: + 4962156003649

email: s.spieler@affimed.com

Please mail the original power of attorney to:

Affimed N.V.

Attn. Susanne Spieler

Gottlieb-Daimler Straße 2, 68165

Mannheim, Germany

For Registered Shareholders only

POWER OF ATTORNEY

AGM AFFIMED N.V.

JUNE 26, 2024

(FOR NATURAL PERSON)

[insert full name], having its address at [insert address + country] (the “Grantor”) herewith grants a power of attorney to (please check the box that is applicable):

☐	________________________________________ (possibility to include name of an authorized person)

☐	each of Michael Wolf and Susanne Spieler, both retained by the Company (as defined below)

(each a “Company Attorney”),

(the “Attorney”), to represent the Grantor, as shareholder of Affimed N.V., a limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands, with its corporate seat in Amsterdam, the Netherlands, with address at Gottlieb-Daimler Straße 2, 68165 Mannheim, Germany, registered with the Trade Register of the Chamber of Commerce under file number 60673389 (the “Company”) at the Annual General Meeting of Shareholders of the Company to be held on June 26, 2024, at 09:00 hrs. (CET), which meeting will be held at the offices of De Brauw Blackstone Westbroek N.V., Burgerweeshuispad 201, 1076 GR Amsterdam, the Netherlands (the “General Meeting”), and (i) to exercise in the name of the Grantor at the General Meeting any and all voting rights attached to the shares in the capital of the Company which were held by the Grantor at the record date of the General Meeting (May 29, 2024) and (ii) to vote all shares held at the record date in favor of the proposals as stated in the agenda for the General Meeting unless stated otherwise below:

Agenda item 3	Adoption of the Statutory Annual Accounts for the financial year 2023

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 4	Discharge of the managing directors for their management during the financial year 2023

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 5	Discharge of the supervisory directors for their supervision during the financial year 2023

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 6.a.	Reappointment of Dr. Andreas Harstrick as a managing director

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 6.b.	Reappointment of Dr. Wolfgang Fischer as a managing director

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 6.c.	Reappointment of Ms. Denise Michele Mueller as a managing director

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 8	Increase authorized share capital; Amendment of the articles of association

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 9a	Authorization of the Management Board to issue shares and/or grant rights to subscribe for shares

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 9b	Authorization of the Management Board to restrict and/or exclude pre-emptive rights in connection with agenda item 9a

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 10	Cancellation of shares

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 11	Appointment of the auditor for the financial year 2024

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Each Company Attorney, if authorized pursuant to this power of attorney, may grant a power of attorney to another person employed by the Company to perform, directly or indirectly, acts in Grantor’s name within the limits of this power of attorney. The other person shall (also) be an Attorney for the purposes of this power of attorney.

The Grantor undertakes to ratify or confirm anything which the Attorney shall do or lawfully purport to do by virtue of this instrument, and shall indemnify the Attorney and keep the Attorney indemnified against and shall reimburse the Attorney for any costs, losses, suits, claims, demands, obligations, liabilities and damages which he may suffer or incur arising out of the exercise of his powers pursuant to this instrument.

Finally, the undersigned hereby represents and warrants to have full power and authority to execute this instrument on behalf of the Grantor, and that pursuant to this instrument the Attorney can validly represent the Grantor.

This power of attorney shall be governed by the laws of the Netherlands.

- Signature page follows -

Signed in __________________________ on __________________________, 2024.

Please fax or email a copy to:

Affimed N.V.

Attn. Susanne Spieler

faxnumber: + 4962156003649

email: s.spieler@affimed.com

Please mail the original power of attorney to:

Affimed N.V.

Attn. Susanne Spieler

Gottlieb-Daimler Straße 2, 68165 Mannheim, Germany